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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)

                       REVENUE PROPERTIES COMPANY LIMITED
                       ----------------------------------
                                (Name of Issuer)

                                  COMMON SHARES
                         ------------------------------
                         (Title of Class of Securities)

                                    761389402
                                 --------------
                                 (CUSIP Number)


                           MR. MARVIN S. ARNOLD, Q.C.
                            SUITE 500, 390 BAY STREET
                        TORONTO, ONTARIO, CANADA M5H 2Y2
                                 (416) 504-4114
                    ----------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                NOVEMBER 21, 2000
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

       This document consists of 12 pages. The Exhibit Index is on page 9.

--------------------------------------------------------------------------------
CUSIP No. 761389402

--------------------------------------------------------------------------------
(1)       Name of Reporting Person
          Mark M. Tanz
- ------------------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group(1)       (a)  [X]
                                                                    (b)  [_]
- ------------------------------------------------------------------------------
(3)       SEC Use Only
- ------------------------------------------------------------------------------
(4)       Source of Funds
          OO and BK
- ------------------------------------------------------------------------------
(5)       Check box if Disclosure of Legal Proceedings is Required
          Pursuant to Item 2(d) or 2(e).                           [_]
- ------------------------------------------------------------------------------
(6)       Citizenship or Place of Organization
          CANADIAN
- ------------------------------------------------------------------------------
                                     (7)   Sole Voting Power
                                           23,433,696
          Number of               ----------------------------------------------
     Shares Beneficially             (8)   Shared Voting Power
            Owned
           by Each                ----------------------------------------------
          Reporting                  (9)   Sole Dispositive Power
         Person With                       23,433,696
                                  ----------------------------------------------
                                    (10)   Shared Dispositive Power

- ------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by each
          Reporting Person(2)                                       23,433,696
- ------------------------------------------------------------------------------
  (12)    Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)               [    ]
- ------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)  36.7%
- ------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)              IN
- ------------------------------------------------------------------------------


______________________________________
(1) To the extent described in this Amendment to 13 D.

(2) Includes 242,029 common shares issuable on the conversion of US$835,000 6% Convertible Debentures, and 166,667 common shares issuable on the conversion of $550,000 7% Convertible Debentures.


                               PAGE 2 of 11 PAGES

- ------------------------------------------------------------------------------
CUSIP No. 761389402

- ------------------------------------------------------------------------------
(1)       Name of Reporting Person
          Melanie J. Tanz-Abugov
- ------------------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group(1)       (a)  [X]
                                                                    (b)  [_]
- ------------------------------------------------------------------------------
(3)       SEC Use Only
- ------------------------------------------------------------------------------
(4)       Source of Funds
          PF and BK
- ------------------------------------------------------------------------------
(5)       Check box if Disclosure of Legal Proceedings is Required
          Pursuant to Item 2(d) or 2(e).                           [_]
- ------------------------------------------------------------------------------
(6)       Citizenship or Place of Organization
         CANADIAN
- ------------------------------------------------------------------------------
                                     (7)   Sole Voting Power
                                           201,318
          Number of               ----------------------------------------------
     Shares Beneficially             (8)   Shared Voting Power
            Owned
           by Each                ----------------------------------------------
          Reporting                  (9)   Sole Dispositive Power
         Person With                       201,318
                                  ----------------------------------------------
                                    (10)   Shared Dispositive Power

- ------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by each
          Reporting Person                                    201,318
- ------------------------------------------------------------------------------
  (12)    Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)               [   ]
- ------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)   0.32%
- ------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)              IN
- ------------------------------------------------------------------------------



___________________________
(1) To the extent described in this Amendment to 13 D.


                               PAGE 3 OF 11 PAGES

- ------------------------------------------------------------------------------
CUSIP No. 761389402

- ------------------------------------------------------------------------------
(1)       Name of Reporting Person
          Bernard S. Tanz
- ------------------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group(1)       (a)  [X]
                                                                    (b)  [_]
- ------------------------------------------------------------------------------
(3)       SEC Use Only
- ------------------------------------------------------------------------------
(4)       Source of Funds
          PF and BK
- ------------------------------------------------------------------------------
(5)       Check box if Disclosure of Legal Proceedings is Required
          Pursuant to Item 2(d) or 2(e).                           [_]
- ------------------------------------------------------------------------------
(6)       Citizenship or Place of Organization
          CANADIAN
- ------------------------------------------------------------------------------
                                     (7)   Sole Voting Power
                                           167,765
          Number of               ----------------------------------------------
     Shares Beneficially             (8)   Shared Voting Power
            Owned
           by Each                ----------------------------------------------
          Reporting                  (9)   Sole Dispositive Power
         Person With                       167,765
                                  ----------------------------------------------
                                    (10)   Shared Dispositive Power

- ------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by each
          Reporting Person                                         167,765
- ------------------------------------------------------------------------------
  (12)    Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)               [    ]
- ------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)    0.26%
- ------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)              IN
- ------------------------------------------------------------------------------


___________________________________
(1) To the extent described in this Amendment to 13 D.


                               PAGE 4 of 11 PAGES

--------------------------------------------------------------------------------
CUSIP No. 761389402

- ------------------------------------------------------------------------------
(1)       Name of Reporting Person
          Russell E. Tanz
- ------------------------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group(1)       (a)  [X]
                                                                    (b)  [_]
- ------------------------------------------------------------------------------
(3)       SEC Use Only
- ------------------------------------------------------------------------------
(4)       Source of Funds
          PF and BK
- ------------------------------------------------------------------------------
(5)       Check box if Disclosure of Legal Proceedings is Required
          Pursuant to Item 2(d) or 2(e).                           [_]
- ------------------------------------------------------------------------------
(6)       Citizenship or Place of Organization
          CANADIAN
- ------------------------------------------------------------------------------
                                     (7)   Sole Voting Power
                                           167,765
          Number of               ----------------------------------------------
     Shares Beneficially             (8)   Shared Voting Power
            Owned
           by Each                ----------------------------------------------
          Reporting                  (9)   Sole Dispositive Power
         Person With                       167,765
                                  ----------------------------------------------
                                    (10)   Shared Dispositive Power

- ------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by each
          Reporting Person                                         167,765
- ------------------------------------------------------------------------------
  (12)    Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)               [  ]
- ------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)  0.26%
- ------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)              IN
- ------------------------------------------------------------------------------


_________________________________
(1) To the extent described in this Amendment to 13 D.

                               PAGE 5 OF 11 PAGES

     This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on Jan 14, 1991 by Mark M. Tanz, Russell E. Tanz, and Blue Chestnut Investments Limited (such Schedule, as so amended, being the "Schedule 13D").

Item 2.  IDENTITY AND BACKGROUND.

(a)-(c)  Item 2 of the Schedule 13D is hereby amended in its entirety to read as
& (f)    follows:

         This statement is being jointly filed by the following (collectively, the "Reporting Persons"):

(i) Mark M. Tanz is a Canadian citizen resident at Lot 14, Edgewater Drive, P.O. Box N7774, Lyford Cay, Nassau, Bahamas. His principal occupation is as a private investor and as an executive of Amcan Financial Consultants, which is also at the above address;

(ii) Melanie J. Tanz-Abugov is a Canadian citizen resident at 214 Dunvegan Road, Toronto, Ontario M5P 2P2;

(iii) Bernard S. Tanz is a Canadian citizen resident at 576 Castlefield Road, Toronto, Ontario M5N 1L5. His principal occupation is as a leasing manager at the Company;

(iv) Russell E. Tanz is a Canadian citizen resident at 43 Gordon Road, Toronto, Ontario M2T 1E2. His principal occupation is President and Director of Russell Tanz Management Inc. at 170 The Donway West, Suite 400, Don Mills, Ontario M3C 2G3;

         The reporting persons believe that they constitute a "group" within the rules and regulations under Section 13(d) of the Securities Exchange Act of 1934, as amended due to Russell E. Tanz Melanie J. Tanz-Abugov and Bernard S. Tanz, children of Mark M. Tanz.


                               PAGE 6 OF 11 PAGES


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(d)      None of the reporting persons nor any of the individuals listed in this
         Item 2 have, within the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e) None of the reporting persons nor any of the other individuals listed in this Item 2 was, within the last 5 years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in, nor is it subject to, a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows;

         1,000 Common Shares were purchased by Mark M. Tanz on December 13, 1990 for $3,550.00 Cdn. using personal funds. 22,925,000 Common Shares owned by Mark M. Tanz were acquired as a result of the amalgamation effective January 1, 1991 between Revenue Properties Company Limited and United Income Properties Limited. The 6% Convertible Debentures and 7% Convertible Debentures purchased in June and July of 2000 were purchased with proceeds from loan facilities with Scotia Trust Limited Nassau, Bahamas, at the Bank of Nova Scotia Canadian prime rate plus .75%. Such facilities are secured by a hypothecation of such debentures and a mortgage on Mr. Tanz's personal residence. The 3,254,900 Common Shares purchased on November 15, 2000 were purchased with proceeds from the loan facilities with the Toronto-Dominion Bank ("TD"), pursuant to the letter agreement dated November 20, 2000, a copy of which is included as Exhibit A. Such facility provides for prime based loans at the TD Canadian prime rate plus .5% and bankers acceptance at the TD bankers acceptance rate plus 200 basis points. Such facility is secured by a hypothecation of such Common Shares.

         The amount and source of funds used by the other reporting persons to purchase their common shares in Revenue Properties Company Limited are as follows:

         REPORTING PERSON           FUNDS                              SOURCE OF FUNDS
         Melanie J. Tanz-Abugov     $1,597,200 (Cdn.)                  Loan


         Bernard S. Tanz            $1,331,000 (Cdn.)                  Loan


         Russell E. Tanz            $1,331,000 (Cdn.)                  Loan


         Melanie J. Tanz-Abugov, Bernard S. Tanz and Russell E. Tanz each utilized specific loan facilities which are demand facilities with the Bank of Nova Scotia, at the Bank of Nova Scotia Canadian prime rate plus 0.75%. Such facilities are secured by the guarantee of Mark M. Tanz and the general hypothecation of shares copies of which are included as Exhibit C, D and E.



                               PAGE 7 OF 11 PAGES

Item 4.  PURPOSE OF TRANSACTION.

         Paragraph 12 of Item 4 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

         On November 6, 2000 3391361 Canada Inc., a wholly owned subsidiary of Acktion Corporation ("Acktion") issued a press release publicly indicating its intention to make an unsolicited offer to purchase 40.9% of outstanding Common Shares of the Company for $2.50 per share (the "Acktion Offer") which, together with the Common Shares already owned by it, would represent not less than 50.1% of the outstanding Common Shares of the Company. Immediately upon the public announcement of the Acktion Offer, the Company ceased making purchases of Common Shares.

         On November 14, 2000 Acktion delivered its Circular for the Acktion Offer to shareholders of the Company.

         On November 21, 2000 Mark M. Tanz purchased 3,254,900 Common Shares at $2.30 (Cdn.) per share. The Common Shares acquired by the reporting persons, and the 6% Convertible Debentures and 7% Convertible Debentures acquired by Mark M. Tanz, were acquired for investment purposes with no particular plan to acquire or dispose of such shares.

         On November 24, 2000, the board of directors of the Company issued a Director's Circular recommending rejection of the Acktion Offer.

         On December 10, 2000, Acktion and Mark M. Tanz entered into a shareholders agreement pertaining to the Company. Among other things, the shareholders agreement provides for, following take up under the amended Acktion Offer, continuity of management, equal board representation (two nominees for each of Acktion and Mark M. Tanz on a board of seven directors), the timely disposition of certain non-core assets and mutual approval rights in relation to other fundamental matters affecting the Company. In addition, Mark M. Tanz covenanted and agreed to irrevocably tender and/or to cause entities over which he exercises direction or control to tender to the amended Acktion Offer and not withdraw, sufficient Common Shares (and no more), such that after the closing of the transaction contemplated in the amended Acktion Offer, Mark M. Tanz, and entities over which he exercised direction or control to tender, would hold 23,025,000 Common Shares and not take any action of any kind which might reduce the likelihood of success of, or delay or interfere with the take-up and payment for the securities deposited under Acktion's offers or the completion of Acktion's offers.

         On December 11, 2000, the Company issued a press release publicly indicating that it had entered into an agreement with Acktion pursuant to which Acktion had agreed to amend the Acktion Offer.

         On December 14, 2000, Acktion delivered a Notice of Extension and Variation of the Acktion Offer to shareholders of the Company. Under the amended Acktion Offer, Acktion offered to purchase 20,137,100 Common Shares of the Company at an increased price of $2.60 per Common Share.

         On December 15, 2000, the board of directors of the Company issued a Notice of Change to Directors' Circular which indicated that it had determined to withdraw its rejection recommendation and to make no recommendation to the holders of Common Shares.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

     (a)&(b) The information required of each reporting person by this Item 5, paragraphs (a) and (b), has been furnished in Items 7 through 13 of each such reporting person's cover page filed with this Amendment to Schedule 13D, which such information is incorporated herein by this reference. Except for the reporting persons, no other person named in Item 2, either individually or as part of a "group" as that term is defined in Item 2, owns beneficially any Common Shares.

         (c) On November 21, 2000 Mark M. Tanz purchased 3,254,900 Common Shares at $2.30 (Cdn.) per share. On January 15, 2001, Mark
                  M. Tanz sold 3,254,900 Common Shares, Bernard S. Tanz sold 382,235 Common Shares, Russell E. Tanz sold 382,235 Common Shares and Melanie J. Tanz-Abugov sold 458,682 Common Shares pursuant to the amended Acktion Offer. Neither the reporting persons nor any of the individuals named in Item 2 have effected any other transactions in the Common Shares within the last sixty days.

         (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sole of the issuer's common shares held by the reporting person other than each of the Reporting Persons.

         (e)      Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On December 10, 2000, Acktion and Mark M. Tanz entered into a shareholders agreement pertaining to the Company. Among other things, the shareholders agreement provides for, following take up under the amended Acktion Offer, continuity of management, equal board representation (two nominees for each of Acktion and Mark M. Tanz on a board of seven directors), the timely disposition of certain non-core assets and mutual approval rights in relation to other fundamental matters affecting the Company. In addition, Mark M. Tanz covenanted and agreed to irrevocably tender and/or to cause entities over which he exercises direction or control to tender to the amended Acktion Offer and not withdraw, sufficient Common Shares (and no more), such that after the closing of the transaction contemplated in the amended Acktion Offer, Mark M. Tanz, and entities over which he exercised direction or control to tender, would hold 23,025,000 Common Shares and not take any action of any kind which might reduce the likelihood of success of, or delay or interfere with the take-up and payment for the securities deposited under Acktion's offers or the completion of Acktion's offers.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 of Schedule 13D is hereby deleted and replaced with the following:

         A.       Loan documents re: Mark M. Tanz;

         B.       Arrangement Agreement;


                               PAGE 8 OF 11 PAGES

         C.       Loan documents re: Melanie J. Tanz-Abugov;

         D.       Loan documents re: Bernard D. Tanz;

         E.       Loan documents re: Russell E. Tanz.

         F. Shareholders Agreement dated December 10, 2000 among Mark M. Tanz, 3391361 Canada Inc. and Acktion Corporation pertaining to the Company.


















                               PAGE 9 OF 11 PAGES

SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

         IN WITNESS WHEREOF, the undersigned has executed this instrument as of
the      day of            , 2001.




                                  ----------------------------------
                                  Mark M. Tanz



                                  ----------------------------------
                                  Melanie J. Tanz-Abugov



                                  -----------------------------------
                                  Bernard S. Tanz



                                  ------------------------------------
                                  Russell E. Tanz




                               PAGE 10 OF 11 PAGES

                                POWER OF ATTORNEY

         RUSSEL TANZ MANAGEMENT INC. hereby appoints RUSSEL E. TANZ, President of Russell Tanz Management Inc. its true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for it, and in its name and place, to execute, prepare and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed; and to take any other action with respect thereto, as such foregoing individual deems in his or her discretion to be advisable, and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing necessary or incident to the performance and execution of the power herein expressly granted.

                                    RUSSEL TANZ MANAGEMENT INC.

                                    By: _____________________________
                                    Name: Russell E. Tanz
                                    Title: President








                               PAGE 11 OF 11 PAGES